UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
______________ SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Paycom Software, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
70432V102
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]       Rule 13d-1(b)
[  ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 70432V102

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY) Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	27,587,654 *
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	27,587,654 *
	8.	SHARED DISPOSITIVE POWER	-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,587,654 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		47.3% **
12.	TYPE OF REPORTING PERSON		PN

*	As of December 31, 2014
**	Based on 58,372,685 shares of Common Stock outstanding as of December 31, 2014

CUSIP NO. 70432V102

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY) WCAS Capital Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	293,155 *
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	293,155 *
	8.	SHARED DISPOSITIVE POWER	-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		293,155 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.5% **
12.	TYPE OF REPORTING PERSON		PN

*	As of December 31, 2014
**	Based on 58,372,685 shares of Common Stock outstanding as of December 31, 2014

CUSIP NO. 70432V102

Schedule 13G

ITEM 1(a)	NAME OF ISSUER:
Paycom Software, Inc.
ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
7501 West Memorial Drive Oklahoma City, OK 73142
ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X”), and WCAS Capital Partners IV, L.P., a Delaware limited partnership (“WCAS CP IV”), (each a “Reporting Person” and together, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) the Securities Exchange Act of 1934, as amended.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH REPORTING PERSON:
320 Park Avenue, Suite 2500 New York, NY 10022
ITEM 2(c)	PLACE OF ORGANIZATION OF EACH REPORTING PERSON:
Delaware
ITEM 2(d)	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.01 par value
ITEM 2(e)	CUSIP NUMBER:
70432V102
ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

CUSIP NO. 70432V102

Not Applicable.
ITEM 4	OWNERSHIP:
(a) through (c):
The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G

In addition, WCAS Management Corporation, a Delaware corporation, which is an affiliate of the Reporting Persons, beneficially owned 148,103 shares of Common Stock as of December 31, 2014, or approximately 0.3% of the Common Stock then outstanding.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not Applicable.
ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable.
ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Exhibit 2.
ITEM 9	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10	CERTIFICATION.
Not applicable.

CUSIP NO. 70432V102
SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2015

WELSH, CARSON, ANDERSON & STOWE X, L.P. By WCAS X Associates LLC, its general partner
By:	/s/ David Mintz
Title	Attorney-in-Fact

WCAS CAPITAL PARTNERS IV, L.P. By WCAS CP IV Associates LLC, its general partner
By:	/s/ David Mintz
Title	Attorney-in-Fact

CUSIP NO. 70432V102

Exhibit 1
JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  January 21, 2015

WELSH, CARSON, ANDERSON & STOWE X, L.P. By WCAS X Associates LLC, its general partner
By:	/s/ David Mintz
Title	Attorney-in-Fact

WCAS CAPITAL PARTNERS IV, L.P. By WCAS CP IV Associates LLC, its general partner
By:	/s/ David Mintz
Title	Attorney-in-Fact

CUSIP NO. 70432V102
Exhibit 2

Identification and Classification of Members of the Group

Welsh, Carson, Anderson & Stowe X, L.P and WCAS Capital Partners IV, L.P. are filing this statement on Schedule 13G as a group.

Welsh, Carson, Anderson & Stowe X, L.P is a Delaware limited partnership.  Its sole general partner is WCAS X Associates LLC, a Delaware limited liability company.

WCAS Capital Partners IV, L.P. is a Delaware limited partnership.  Its sole general partner is WCAS CP IV Associates, LLC, a Delaware limited liability company.